

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

<u>Via E-mail</u>
George Fairweather
Global Chief Financial Officer
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

     Re: Walgreens Boots Alliance, Inc.
             Form 10-K for Fiscal Year Ended August 31, 2017
             Filed October 25, 2017
             File No. 001-36759

Dear Mr. Fairweather:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2017

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
2. Summary of Major Accounting Policies
Accounts Receivable, page 64

1.   You state that accounts receivable balances primarily include amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, as well as vendors and manufacturers. Please tell us and separately disclose your accounts receivable from customers (trade), related parties and others as of each balance sheet date to the extent required by Rule 5-02.3 of Regulation S-X.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining